Filed by Graphic Packaging International Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934

          Subject Company:  Graphic Packaging International
                            Corporation
          Commission File No. 333-104928




       (Riverwood Logo)              (GPC Logo)



NEWS

Contacts: Chris Tofalli
          Chuck Dohrenwend
          Broadgate Consultants, Inc.
          212-232-2226/2227

          Gard Edgarton
          Investor Relations and Corporate Communications
          Graphic Packaging International Corporation
          303-215-4619



     RIVERWOOD INTERNATIONAL AND GRAPHIC PACKAGING ANNOUNCE
      POST-MERGER COMPANY NAME AND SENIOR LEADERSHIP TEAM

ATLANTA, GA, and GOLDEN, CO, May 15, 2003 - Riverwood Holding, Inc., parent company of Riverwood International Corporation, and Graphic Packaging International Corporation (NYSE:GPK), announced today that they will take the name of Graphic Packaging Corporation upon completion of their merger.

     The merger, announced on March 26, 2003, will create a global paperboard packaging company with leading market positions serving the beverage, food and consumer products industries worldwide. The pro forma 2002 revenues for the combined company as presented in the registration statement on Form S-4 are approximately $2.3 billion.

     As previously announced, it is expected that Jeffrey Coors, currently Chairman and Chief Executive Officer of Graphic Packaging, will become the Executive Chairman of the Board and Stephen Humphrey, currently President and Chief Executive Officer of Riverwood, will become President and Chief Executive Officer. Also as announced previously, David Scheible, currently Chief Operating Officer of Graphic Packaging, is expected to serve as Executive Vice President of Commercial Operations for the new company.

       Daniel Blount, currently Chief Financial Officer of Riverwood, and Luis Leon, currently Chief Financial Officer of Graphic Packaging will continue in their respective roles until the merger is complete. Afterward, it is anticipated that Mr. Blount will serve as Senior Vice President of Integration for the combined company and Mr. Leon will leave to pursue other interests. A search for a new Chief Financial Officer for the combined company has been initiated and is expected to conclude in the near future.

     Other executives of the combined company have been proposed:

     Wayne  Juby of Riverwood will continue in his role as Senior
Vice President of Human Resources for the newly combined company;

     Steven Saucier of Riverwood will continue in his role as Senior Vice President of Paperboard Operations for the combined company;

     Robert Simko of Riverwood will continue in his role as  Vice
President of Supply Chain Operations in the combined company; and

     Dwight  Kennedy  of Graphic Packaging will continue  in  his
role  as  Vice  President  Continuous  Improvement  in  the   new
organization.

     "We are moving forward to ensure that the integration of our two companies is smooth, effective and timely," said Mr. Humphrey. "Our shared vision is to create the most dynamic enterprise in the industry, one with global scale, innovative technologies and a rich product portfolio to serve our customers and build long-term value for our shareholders."


About Riverwood

     Riverwood International Corporation is a leading integrated provider of paperboard packaging solutions to multinational beverage and consumer products companies. Headquartered in Atlanta, Riverwood has annual sales of over $1.2 billion and approximately 4,100 employees at its operations in six countries. Riverwood has approximately $900 million in public debt outstanding and represents substantially all of the business assets of Riverwood Holding, Inc. A fund managed by Clayton Dubilier & Rice, Inc. led the $2.8 billion purchase of Riverwood from Johns Manville Corporation in March 1996. Additional information about Riverwood can be found at www.riverwood.com.


About Graphic Packaging

     Graphic Packaging International Corporation (NYSE: GPK), with 2002 revenues of approximately $1.1 billion, is North America's leading folding carton packaging supplier to the food, beverage and other consumable products markets. The company's customers include some of the most instantly recognized companies in the world.

      Graphic Packaging operates one large recycled paperboard mill and 19 modern converting facilities as well as three research and design centers located throughout the nation. The company holds over 150 U.S. patents for its printing and package converting processes. Additional information about the company can be found at www.graphicpkg.com.


Forward-Looking Statements

     It should be noted that this announcement contains certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical facts. Riverwood and Graphic Packaging strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond its ability to control or estimate precisely, and are subject to known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed merger, the ability to provide low cost, high quality products and to become a single source supplier, the ability to satisfy the closing conditions of the proposed merger, general economic conditions in the United States and globally, actions by customers and other third parties, price fluctuations in raw materials and energy costs, and other factors detailed in Riverwood's and Graphic Packaging's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's Web site at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Riverwood and Graphic Packaging undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


                     Additional Information

     In connection with the proposed transaction, Riverwood filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus of Graphic Packaging and Riverwood and other relevant documents. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the preliminary proxy statement/prospectus and other relevant documents filed with the SEC free of charge at the SEC's website at www.sec.gov. In addition, copies of the preliminary proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone:
1-877-608-2635,  fax: 1-303-273-1571; or Riverwood  International
Corporation,  814  Livingston  Court,  Marietta,  Georgia  30067,
Attention: Dan Blount, telephone: 1-770-644-3000, fax: 1-770-644-
2935.

                  Participants in Solicitation

     Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging's shareholders in connection with the proposed transaction. Information concerning Graphic Packaging's directors and executive officers is set forth in Graphic Packaging's proxy statement dated March 31, 2003, for the 2003 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood's directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2002 filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging's stockholders in connection with the proposed transaction by reading the proxy statement/prospectus. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

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